Exhibit 12

UNITED STATES CELLULAR CORPORATION RATIO OF EARNINGS TO FIXED CHARGES

Six Months Ended June 30, 2003

(Dollars in thousands)
EARNINGS
Net Income (Loss) before income taxes	$40,516
Add (Deduct):
Earnings on Equity Method	(25,862)
Distributions from Minority Subsidiaries	17,564
Minority interest in income of majority-owned subsidiaries that do not
have fixed charges	(6,071)

$26,147

Add fixed charges:
Consolidated interest expense	$31,139
Deferred debt expense	759
Interest Portion (1/3) of Consolidated Rent Expense	11,734

$69,779

FIXED CHARGES
Consolidated interest expense	$31,139
Deferred debt expense	759
Interest Portion (1/3) of Consolidated Rent Expense	11,734

$43,632

RATIO OF EARNINGS TO FIXED CHARGES	1.60